VENTURA ASSETS LIMITED
2241 Flintridge Drive
Glendale, California 91206
Telephone: (818) 424-0219

June 7, 2010

Mr. Mark P. Shuman, Brach Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Att. Ms. Stephanie Bouvet
Division of Corporation Finance

Re: Ventura Assets Limited
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed May 17, 2010
File No. 333-152976

Dear Mr. Shuman:

Thank you for your letter of May 21, 2010 to which we hereby respond.

We have today filed Post-Effective Amendment No. 2 to the above captioned Registration Statement. This amendment, we believe, fully addresses the issues of your letter. Additionally, we will address the issues of your letter in the order as they appeared.

Comment:

General

1.
Your registration statement was initially declared effective October 15, 2008 with audited financial statements through the fiscal year ended December 31, 2007.  Please advise as to whether any sales have been made after July 15, 2009 under this registration statement.

Answer

To the best of our knowledge and belief, there have been no sales of securities since July
15, 2009, however, there have been secondary sales of securities by some of the stockholders on
4/1/09 (10,000 shares), on 10/15/09 (5,000 shares), and on 10/26/09 (10,000 shares).

2.	Please include updated financial statement pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly. Answer

Financial Statements for the 1st Quarter ended March 31, 2010 have been added to reflect the balances for:

1)  The Quarter ended March 31, 2010, and
2)  From the inception to March 31, 2010
3)  Notes to financial statement have been updated to March 31, 2010
4)  Accountant’s consent letter has been updated

Form S-1

Director, Executive Officers, Promoters and Control Persons, page 31

3.
Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K.  Include the names of the business or organization, along with respective dates of employment, for each director and executive officer.

4.
Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business and structure.  Refer to Item 401(e)(1) of Regulation S-K.

5.	Please disclose whether any of your current directors have held directorship during the past five years in any publicly traded company. Refer to Item 401(e)(2) of Regulation S-K.

Answer

OFFICER AND DIRECTORS INFORMATION

Board of Directors

Information regarding our current Directors, including their respective ages, the year in which each first joined the Company and their principal occupations or employment during the past five years, is provided below:

	Participation & Experience
Name	Age	Appointed	Position	Compensation	Claim Preparation	Real Estate	Audit & Finance
Ms. Hasmik Yaghobyan	49*	2002	Director, Chief Accounting Officer, Secretary & Treasurer	No	11 Yrs		23 Yrs

Mr. Osheen Haghnazarian	28*	2003	Director, Chief Executive Officer	No		7 Yrs

* There is a family relationship among the directors and named executive officers of the Corporation, Ms. Yaghobyan is the mother of Mr. Osheen Haghnazarian.

Ms. Yaghobyan has been an officer of the Corporation since its inception in 2002.  She became a director of the Corporation in 2005.  Since 1998, Ms. Yaghobyan has been employed by the County of Los Angele’s Auditor-Controller Department.  From September 1998 to November 1999 she acted as an internal auditor for the Auditor-Controller’s Audit Division.  Since November 1999, she has been working in the Auditor- Controller’s Accounting Division, Senate Bill 90(SB90) Unit, filing reimbursement claims on behalf of the County departments.  She also represents the County in the Commission on State Mandates’ Hearings in Sacramento, California.  From September 2008 to present she has been in charge of the SB90 Unit and manages the unit as well as 30 employees throughout the County.

Ms. Yaghobyan holds a BA Degree in Business Administration with a major in Accounting and has a JD Degree from Glendale University College of Law.

Other than as set forth herein, Ms. Yaghobyan has not served as a director or an officer of a public company during the past five years.

Mr. Osheen Haghnazarian has been an officer of the Corporation since 2003.  Mr.  Haghnazarian became a director of the Corporation in 2006. He is currently employed as a Real Estate Agent with Keller Williams Realty in Burbank, California.

Mr. Haghnazarian has an extensive knowledge in real estate and mortgage financing. Other than as set herein, Mr. Haghnazarian has not served as a director or an officer of a public company during the past five years.

Trusting our responses will prove satisfactory, we look forward to your confirmation of the effectiveness of this Post-Effective Amendment No.2 to the Registration Statement on Form S-1.

Yours truly,

/s/ Hasmik Yaghobyan
Hasmik Yaghobyan
Director, Chief Financial Officer, Chief Accounting Officer,
Treasurer & Secretary
Ventura Assets Limited